Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following are wholly-owned subsidiaries of MOCON, Inc.:

Name of Entity	Jurisdiction of Organization

Microanalytics Instrumentation Corp.	Texas
Lab Connections, Inc.	Minnesota
Baseline-MOCON, Inc.	Colorado
Paul Lippke Handels-GmbH Prozess- und Laborsysteme	Germany